Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

•	Revenue was a record high of $569.9 million in 3Q15, increased 4.3% QoQ from $546.6 million in 2Q15 and increased 9.2% YoY from $521.6 million in 3Q14.

•	Gross profit was a record high of $182.4 million in 3Q15, increased 3.4% QoQ from $176.4 million in 2Q15 and increased 35.1% YoY from $134.9 million in 3Q14.

•	Gross margin was 32.0% in 3Q15, compared to 32.3% in 2Q15 and 25.9% in 3Q14.

•	Net profit for the period attributable to SMIC was $82.6 million in 3Q15, as compared to $76.7 million in 2Q15 and $47.5 million in 3Q14. Excluding the gain of commitment to grant shares and warrants in 2Q10, profit for the period attributable to SMIC was a record high in 3Q15.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on November 10, 2015, in relation to its unaudited results for the three months ended September 30, 2015.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –November 10, 2015. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2015.

Fourth Quarter 2015 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

•	Revenue to increase by 3% to 6% quarter over quarter.

•	Gross margin to range from 28% to 30%.

•	Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters to range from $142 million to $147 million.

•	Non-controlling interests of our majority-owned subsidiaries to range from positive $33 million to positive $36 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “SMIC has achieved another quarter of record-high revenue and earnings in Q3; undeterred by the industry correction, our utilizations remain high as we guide an additional growth quarter in Q4. We have successfully diversified our products as well as our customer base and have shown resilience in the face of seasonally weaker market trends.

We have started to book small 28nm revenue contributions in Q3 this year. We continue to expand our differentiated portfolio; and I am pleased to announce our 95ULL SPOCULL technology (SMIC Poly Contact for Ultra Low Leakage); when comparing to conventional 0.13LL technology this 8-inch SPOCULL technology can pack 2 times the logic density and three times the SRAM density. We believe this new technology will be very suitable for applications such as ultra-low power MCU, high performance analog, RF, and other IOT related applications.

I am also pleased to announce that we newly received an investment-grade credit rating from Moody’s, in addition to an investment-grade credit rating from S&P. Domestically, we have received a triple A rating from a Chinese rating agency, China Chengxin International Credit Rating Co. These signify the recognition and acknowledgement of SMIC’s credible and improving financial health.

We have achieved a strong 2015 so far, our best historically in terms of revenue, profitability and utilization. We expect growth again in the fourth quarter, which would represent 4 consecutive quarters of growth in 2015. With our Q4 guidance, our 2015 revenue is expected to grow more than 10% year over year.”

Conference Call / Webcast Announcement

Date: November 11, 2015
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/m8ujveyy.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2015 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO regarding our fourth quarter guidance are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the cyclical nature of the semiconductor industry, changes in demand for our products, competition in our markets, our reliance on a small number of customers, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets, general economic conditions and fluctuations in currency exchange rates.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report on 20-F filed with the SEC on April 28, 2015, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes fourth quarter 2015 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Third Quarter 2015 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q15	2Q15	QoQ	3Q14	YoY
Revenue	569,854	546,615	4.3%	521,646	9.2%
Cost of sales	(387,503)	(370,210)	4.7%	(386,704)	0.2%

Gross profit	182,351	176,405	3.4%	134,942	35.1%
Operating expenses	(108,125)	(115,728)	-6.6%	(94,122)	14.9%

Profit from operations	74,226	60,677	22.3%	40,820	81.8%
Other income (expense), net	(3,459)	11,943	—	7,840	—

Profit before tax	70,767	72,620	-2.6%	48,660	45.4%
Income tax (expense) benefit	(1,793)	(924)	94.0%	18	—

Profit for the period	68,974	71,696	-3.8%	48,678	41.7%
Other comprehensive income:
Exchange differences on translating foreign operations	(4,735)	397	—	1,320	—
Change in value of available-for-sale financial assets	(23)	(1,006)	-97.7%	—	—
Others	130	—	—	—	—

Total comprehensive income for the period	64,346	71,087	-9.5%	49,998	28.7%

Profit for the period attributable to:
SMIC	82,626	76,704	7.7%	47,520	73.9%
Non-controlling interests	(13,652)	(5,008)	172.6%	1,158	—

Profit for the period	68,974	71,696	-3.8%	48,678	41.7%
Gross margin	32.0%	32.3%	—	25.9%	—
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.10	0.10		0.07
Diluted	0.10	0.10		0.07
Wafers shipped (in 8” equivalent wafers)	771,201	731,730	5.4%	668,811	15.3%
Capacity utilization(3)	100.5%	102.1%	—	91.9%	—

Note:

(1)	Based on weighted average ordinary shares of 40,771 million (basic) and 45,020 million (diluted) in 3Q15, 37,192 million (basic) and 41,572 million (diluted) in 2Q15, and 34,846 million (basic) and 38,904 million (diluted) in 3Q14.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue increased by 4.3% QoQ from $546.6 million in 2Q15 to $569.9 million in 3Q15 mainly due to an increase of wafer shipments in 3Q15.

•	Cost of sales was $387.5 million in 3Q15, up 4.7% QoQ from $370.2 million in 2Q15. The increase was mainly due to the same reason as the revenue increase.

•	Gross profit was $182.4 million in 3Q15, an increase of 3.4% QoQ from $176.4 million in 2Q15.

•	Gross margin was 32.0 % in 3Q15, as compared to 32.3% in 2Q15.

•	Operating expenses were $108.1 million in 3Q15, a decrease of 6.6% QoQ from $115.7 million in 2Q15, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	3Q15	2Q15	3Q14
Computer	4.4%	4.5%	2.3%
Communications	55.1%	49.4%	44.6%
Consumer	31.9%	37.7%	44.3%
Others	8.6%	8.4%	8.8%
By Service Type	3Q15	2Q15	3Q14

Wafers	94.9%	95.4%	94.6%
Mask making, testing, others	5.1%	4.6%	5.4%
By Geography	3Q15	2Q15	3Q14

North America	33.9%	32.0%	43.7%
China(1)	47.9%	51.1%	42.2%
Eurasia(2)	18.2%	16.9%	14.1%
Wafer Revenue Analysis

By Technology	3Q15	2Q15	3Q14

45 nm and below	15.6%	15.3%	10.4%
55/65 nm	22.2%	25.2%	24.3%
90 nm	4.4%	4.8%	3.5%
0.13 µm	11.1%	10.9%	11.5%
0.15/0.18 µm	43.1%	39.9%	45.7%
0.25/0.35 µm	3.6%	3.9%	4.6%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab / (Wafer Size)	3Q15	2Q15
Shanghai Mega Fab (8”)	100,000	99,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	83,250	83,250
Tianjin Fab (8”)	43,000	42,000
Shenzhen Fab (8”)	11,000	—

Total monthly wafer fabrication capacity**	268,750	255,750

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes
**Our new 12-inch fab in Beijing have reached an installed capacity of 3,000 wafers per month but not entered into mass production at the end of 3Q15.

•	Monthly capacity increased to 268,750 8-inch equivalent wafers in 3Q15 from 255,750 8-inch equivalent wafers in 2Q15, primarily because our new 8-inch fab in Shenzhen entered into mass production in 3Q15.

Shipment and Utilization

8” equivalent wafers	3Q15	2Q15	QoQ	3Q14	YoY
Wafer shipments	771,201	731,730	5.4%	668,811	15.3%
Utilization rate(1)	100.5%	102.1%	—	91.9%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q15	2Q15	QoQ	3Q14	YoY
Cost of sales	387,503	370,210	4.7%	386,704	0.2%
Depreciation	94,294	95,942	-1.7%	108,623	-13.2%
Other manufacturing costs	291,425	272,552	6.9%	277,278	5.1%
Share-based compensation	1,784	1,716	4.0%	803	122.2%
Gross profit	182,351	176,405	3.4%	134,942	35.1%
Gross margin	32.0%	32.3%	—	25.9%	—

•	Cost of sales was $387.5 million in 3Q15, up 4.7% QoQ from $370.2 million in 2Q15.

•	Depreciation within the cost of sales decreased 1.7% to $94.3 million in 3Q15, compared to $95.9 million in 2Q15.

•	Other manufacturing costs within the cost of sales increased 6.9% to $291.4 million in 3Q15, compared to $272.6 million in 2Q15. The increase was mainly due to an increase of wafer shipments in 3Q15.

•	Gross profit was $182.4 million in 3Q15, an increase of 3.4% QoQ from $176.4 million in 2Q15.

•	Gross margin was 32.0% in 3Q15, as compared to 32.3% in 2Q15.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	3Q15	2Q15	QoQ	3Q14	YoY
Operating expenses	108,125	115,728	-6.6%	94,122	14.9%
Research and development, net	62,381	55,202	13.0%	54,887	13.7%
General and administrative	51,387	52,051	-1.3%	34,668	48.2%
Selling and marketing	11,154	9,159	21.8%	10,090	10.5%
Other operating income	(16,797)	(684)	2355.7%	(5,523)	204.1%

•	R&D expenses increased by $7.2 million QoQ to $62.4 million in 3Q15, compared to $55.2 million in 2Q15. Excluding the funding of R&D contracts from the government, R&D expenses increased by $6.4 million QoQ to $72.0 million in 3Q15. The change was mainly due to higher R&D activities in 3Q15. Funding of R&D contracts from the government was $9.6 million in 3Q15, compared to $10.4 million in 2Q15.

•	Other operating income increased from $0.7 million in 2Q15 to $16.8 million in 3Q15, mainly because of the gain realized from the disposal of certain living quarters in 3Q15.

Other Income (expense), Net

Amounts in US$ thousands	3Q15	2Q15	QoQ	3Q14	YoY
Other income (expense), net	(3,459)	11,943	—	7,840	—
Interest income	1,378	956	44.1%	2,968	-53.6%
Finance costs	(2,009)	(2,416)	-16.8%	(2,539)	-20.9%
Foreign exchange gains or losses	(25,963)	4,960	—	6,838	—
Other gains or losses, net	3,072	8,592	-64.2%	264	1063.6%
Fair value change	25,455	—	—	—	—
Share of profit (loss) of investment using equity method	(5,392)	(149)	3518.8%	309	—

•	The change in foreign exchange gains or losses was mainly due to a devaluation of RMB against USD in 3Q15. Foreign monetary assets mainly consist of cash and cash equivalent and accounts receivables in RMB. And foreign monetary liabilities mainly consist of loans, accounts payables and other payables in RMB. The Group is in net foreign monetary asset position.

•	The change in other gains or losses, net was mainly caused by 1) the lower revenue from our schools in 3Q15 due to summer vacation and 2) the lower gains from investment in the financial products sold by banks in 3Q15.

•	The change in fair value change was due to gain arising from the put option, which was granted by Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), to sell the shares of Suzhou Changjiang Electric Xinke Investment Co., Ltd (“Changjiang Xinke”) to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of SMIC), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET).

•	The change in share of profit (loss) of investment using equity method was mainly due to the loss attributable to Changjiang Xinke.

Depreciation and Amortization

Amounts in US$ thousands	3Q15	2Q15	QoQ	3Q14	YoY
Depreciation and amortization	130,460	124,911	4.4%	138,889	-6.1%

Liquidity

Amounts in US$ thousands	3Q15	2Q15
Cash and cash equivalent	741,576	766,165
Restricted cash	88,685	105,791
Other financial assets(1)	462,280	568,886
Trade and other receivables	466,130	489,675
Prepayment and prepaid operating expenses	47,518	37,507
Inventories	398,987	365,332
Assets classified as held-for-sale	111,374	—
Total current assets	2,316,550	2,333,356
Current tax liabilities	694	412
Accrued liabilities	146,844	132,714
Deferred government funding	67,190	62,368
Short-term Borrowings	57,499	119,727
Trade and other payables	786,961	863,210
Total current liabilities	1,059,188	1,178,431
Cash Ratio(2)	0.7x	0.7x
Quick Ratio(3)	1.8x	1.7x
Current Ratio(4)	2.2x	2.0x

Note:

(1)	Other financial assets contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

As of September 30, 2015, the assets classified as held-for-sale balance of $111.4 million were living quarter units, which the Group has committed to sell to its employees in the future.

Capital Structure

Amounts in US$ thousands	3Q15	2Q15
Cash and cash equivalent	741,576	766,165
Restricted cash	88,685	105,791
Other financial assets(1)	462,280	568,886
Short-term borrowings	57,499	119,727
Long-term borrowings	108,557	85,484
Convertible bonds	389,268	385,947
Corporate bonds	492,790	492,383
Total debt	1,048,114	1,083,541
Net debt(2)	(155,742)	(251,510)
Equity	3,942,898	3,846,024
Total debt to equity ratio(3)	26.6%	28.2%
Net debt to equity ratio(4)	N/A	N/A

Note:

(1)	Other financial assets contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity. The ratio was not applicable due to the negative net debt in 3Q15 and 2Q15.

Cash Flow

Amounts in US$ thousands	3Q15	2Q15
Net cash from operating activities	180,172	154,577
Net cash used in investing activities	(187,920)	(170,372)
Net cash (used in) from financing activities	(8,908)	379,423
Effect of exchange rate changes	(7,933)	159
Net change in cash and cash equivalent	(24,589)	363,787

Capex Summary

■ Capital expenditures for 3Q15 were $315.0 million.
■ The planned 2015 capital expenditures for foundry operations are approximately $1.45 billion.
■ The planned 2015 capital expenditures for non-foundry operations, mainly for the construction of living quarters, are approximately $100 million. The Group plans to rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• Connected Transaction Formation of Joint Venture with China IC Fund (2015-10-15) • Datang Holdings (Hongkong) Investment Company Limited subscribed 961,849,809 ordinary shares of SMIC (2015-10-09)
• Country Hill Limited subscribed 323,518,848 ordinary shares of SMIC (2015-09-25)
• SMIC Receives ‘Hi-Tech Enterprise Achievement Award’ for the Second Time (2015-09-24)
• SMIC, CICIIF and Qualcomm Intend to Invest into SJsemi (2015-09-16)
• Grant of Options (2015-09-14)
• SMIC Best IP Partner Award of 2015 (2015-09-14)
• Circulars -Notification Letter and Request Form for Non-registered Shareholders (2015-09-09)
• Circulars -Notification Letter for Registered Shareholders (2015-09-09)
• Circulars -Notification Letter and Change Request Form to Registered Shareholders (2015-09-09)
• Circulars — Letter and Reply Form to New Registered Shareholders — Election of Means of Receipt and Language of Corporate Communication (2015-09-09)
• Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2015 (2015-08-28)
• SMIC Reports Unaudited Results for the Three Months Ended June 30, 2015 (2015-08-11)
• Poll Results of Extraordinary General Meeting Held on 11 August 2015 (2015-08-11)
• List of Directors and Their Roles and Functions (2015-08-11)
• Appointment of Non-executive Director (2015-08-11)
• SMIC’s 28nm Chips Power Mainstream Smartphones Marking a New Era for Advanced Chip Manufacturing in China (2015-08-10)
• List of Directors and Their Roles and Functions (2015-08-07)
• Appointment of Members of Audit Committee and Nomination Committee (2015-08-07)
• Circulars — Notification Letter and Request Form to Non-registered Shareholders (2015-07-23)
• Circulars — Notification Letter for Registered Shareholders(2015-07-23)
• Closure of Register of Members (2015-07-23)
• Notice of Extraordinary General Meeting (2015-07-23)
• Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 11 August 2015 (2015-07-23)
• Circulars — Non-exempt Connected Transactions — (1) Pre-emptive Subscriptions for Shares by Datang and Country Hill (2) Proposed Specific Mandates to Issue Pre-emptive Shares (3) Grant of Restricted Share Units to a Director and (4) Notice of Extraordinary General Meeting (2015-07-23)

• Notification of Board Meeting (2015-07-14)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	September 30, 2015	June 30, 2015
	(Unaudited)	(Unaudited)
Revenue	569,854	546,615
Cost of sales	(387,503)	(370,210)

Gross profit	182,351	176,405

Research and development expenses, net	(62,381)	(55,202)
General and administration expenses	(51,387)	(52,051)
Sales and marketing expenses	(11,154)	(9,159)
Other operating income	16,797	684
Operating expenses	(108,125)	(115,728)
Profit from operation	74,226	60,677
Other income, net	(3,459)	11,943
Profit before tax	70,767	72,620
Income tax expense	(1,793)	(924)

Profit for the period	68,974	71,696

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(4,735)	397
Change in value of available-for-sale financial assets	(23)	(1,006)
Others	130	—

Total comprehensive income for the period	64,346	71,087

Profit for the period attributable to:
Owners of the Company	82,626	76,704
Non-controlling interests	(13,652)	(5,008)

	68,974	71,696

Total comprehensive income for the period attributable to:
Owners of the Company	77,998	76,090
Non-controlling interests	(13,652)	(5,003)

	64,346	71,087

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.10	0.10
Diluted	0.10	0.10
Shares used in calculating basic earnings per share	40,770,627,643	37,191,800,114
Shares used in calculating diluted earnings per share	45,020,233,609	41,571,630,732

Reconciliations of Non-GAAP Financial
Measures to Comparable GAAP Measures(1)
Non-GAAP operating expenses	(121,365)	(110,901)

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	September 30, 2015	June 30, 2015	September 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(108,125)	(115,728)	(94,122)
Employee bonus accrual	13,619	16,035	7,336
Government funding	(9,836)	(11,208)	(6,608)
Gain from the disposal of living quarters	(17,023)	-	(4,872)

Non-GAAP operating expenses	(121,365)	(110,901)	(98,266)

As of
	September 30, 2015	June 30, 2015
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3,289,217	3,252,963
Prepaid land use right	91,647	143,220
Intangible assets	232,415	202,488
Investments in associates	161,605	160,744
Investments in joint ventures	16,908	14,594
Deferred tax assets	44,908	44,701
Derivative financial instrument	25,455	—
Other assets	28,109	12,957

Total non-current assets	3,890,264	3,831,667

Current assets
Inventories	398,987	365,332
Prepayment and prepaid operating expenses	47,518	37,507
Trade and other receivables	466,130	489,675
Other financial assets	462,280	568,886
Restricted cash	88,685	105,791
Cash and cash equivalent	741,576	766,165

	2,205,176	2,333,356
Assets classified as held-for-sale	111,374	—

Total current assets	2,316,550	2,333,356

TOTAL ASSETS	6,206,814	6,165,023

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 41,079,582,648 and 40,750,102,963 shares issued and outstanding at September 30, 2015 and June 30, 2015, respectively	16,432	16,300
Share premium	4,819,921	4,792,011
Reserves	96,027	96,168
Accumulated deficit	(1,326,083)	(1,408,709)

Equity attributable to owners of the Company	3,606,297	3,495,770
Non-controlling interests	336,601	350,254

Total equity	3,942,898	3,846,024

Non-current liabilities
Borrowings	108,557	85,484
Convertible bonds	389,268	385,947
Bonds payable	492,790	492,383
Deferred tax liabilities	2,048	1,383
Deferred government funding	189,706	173,291
Other liabilities	22,359	2,080
Total non-current liabilities	1,204,728	1,140,568

Current liabilities
Trade and other payables	786,961	863,210
Borrowings	57,499	119,727
Deferred government funding	67,190	62,368
Accrued liabilities	146,844	132,714
Current tax liabilities	694	412
Total current liabilities	1,059,188	1,178,431

Total liabilities	2,263,916	2,318,999

TOTAL EQUITY AND LIABILITIES	6,206,814	6,165,023

	For the three months ended
	September 30, 2015	June 30, 2015
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	68,974	71,696
Depreciation and amortization	130,460	124,911
Share of loss of investment using equity method	5,392	149
Changes in working capital and others	(24,654)	(42,179)

Net cash from operating activities	180,172	154,577

Cash flow from investing activities:
Payments for property, plant and equipment	(289,049)	(235,515)
Payments for intangible assets	(10,088)	(6,633)
Payments for land use rights	—	(9,265)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	10,351	41,656
Changes in restricted cash relating to investing activities	28,246	122,557
Payments to acquire financial assets	(545,714)	(551,419)
Proceeds on sale of financial assets	642,266	575,380
Net cash outflow from deconsolidation of subsidiaries	(49)	(248)
Payment to acquire long-term investment	(23,883)	(106,885)
Net cash used in investing activities	(187,920)	(170,372)

Cash flow from financing activities:
Proceeds from borrowings	26,904	79,256
Repayment of borrowings	(63,658)	(105,907)
Proceeds from issuance of ordinary shares	27,522	399,460
Proceeds from exercise of employee stock options	324	6,614
Net cash (used in) from financing activities	(8,908)	379,423

Effects of exchange rate changes on the balance of cash held in foreign currencies	(7,933)	159

Net (decrease) increase in cash and cash equivalent	(24,589)	363,787
Cash and cash equivalent, beginning of period	766,165	402,378
Cash and cash equivalent, end of period	741,576	766,165

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie
Ren Kai

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
November 10, 2015